

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 14, 2015

David D. Petratis
Principal Executive Officer
Allegion Public Limited Company
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

> **Re:** **Allegion Public Limited Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for Quarter Ended September 30, 2015**
> **Filed October 29, 2015**
> **File No. 001-35971**

Dear Mr. Petratis:

We have reviewed your filings and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Quarter Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.   We note that you provide security products, services and systems, including mechanical and electronic security products, to end users in the commercial, institutional and residential markets. It appears from your disclosures and earnings releases that you

distinguish between commercial and residential revenue in analyzing your results of operations. It also appears that you are increasing your investment in electronic security products and that this is an area of growth. To the extent material, please expand the discussion of your results of operations to quantify and discuss the significance between commercial and residential revenue, including known trends in commercial, institutional and residential markets. Also discuss the contribution of your electronic security portfolio, as well as known trends and uncertainties in this market. With respect to uncertainties, please address risks associated with electronic security products, including cyberattacks, data integrity and protection of personally identifiable information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications